FORM 4                                             OMB APPROVAL
                                                   OMB NUMBER:3235-0287
                                                   EXPIRES:APRIL 30, 1997
                                                   ESTIMATED AVERAGE BURDEN
                                                   HOURS PER RESPONSE 0.5


[ ]Check this box if no longer
   subject to Section 16.  Form 4
   or Form 5 obligations may
   continue.  See Instruction 1(b).



                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person

   Cramer Partners, L.P.
   (Last)                   (First)             (Middle)

   c/o Cramer, Berkowitz & Company, 100 Wall Street
                    (Street)

   New York              NY               10005
   (City)             (State)             (Zip)
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2. Issuer Name and Ticker or Trading Symbol

   Access Beyond, Inc.  ACCB

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3. IRS or Social Security Number of Reporting Person (Voluntary)



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4. Statement of Month/Year

   March 1997


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5. If Amendment, Date or Original (Month/Year)




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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

              Director                             X       10% Owner
  ----------                                   ----------

              Officer (give title below)                   Other
  ----------                                   ---------- (specify
                                                           below)
Senior Vice President, Chief Financial Officer, Assistant Secretary & Treasurer
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Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned




1. Title of security      2.Transaction     3.Transaction      4.Securities       5.Amount of         6.Ownership     7.Nature of
   (Inst.3)                 Date              Code               Acquired (A)       Securities          Form:           Indirect
                            (Month/Day/Year)  (Instr. 8)         or Disposed        Beneficially        Direct(D)       Beneficial
                                                                 of (D)(Instr.      Owned at End        or              Ownership
                                                                 3,4,and 5)         of Month            Indirect        (Instr.4)
                                                                                    (Instr.3 and 4)     (I)
                                                                                                        (Instr.4)
                                              Code      V    Amount   (A)   Price
                                                                       or
                                                                      (D)
Common Stock               3/3/97              P              2,600     A    6.00                        D

Common Stock               3/5/97              P             26,000     A    5.988                       D

Common Stock               3/6/97              P             10,000     A    5.75                        D

Common Stock               3/7/97              P             10,000     A    5.25                        D

Common Stock               3/10/97             P             34,000     A    5.0625                      D

Common Stock               3/11/97             P             30,000     A    5.021                       D

Common Stock               3/11/97             P              1,000     A    5.00                        D

Common Stock               3/12/97             P             10,000     A    5.00                        D

Common Stock               3/13/97             P             11,100     A    4.9722                      D

Common Stock               3/13/97             P             05,000     A    5.125                       D

Common Stock               3/14/97             P             30,000     A    5.198                       D

Common Stock               3/17/97             P             27,700     A    5.035                       D

Common Stock               3/19/97             P              5,000     A    4.75                        D

Common Stock               3/20/97             P             10,000     A    4.625                       D

Common Stock               3/20/97             P             15,000     A    4.75                        D

Common Stock               3/21/97             P             25,000     A    4.70                        D

Common Stock               3/25/97             P              5,000     A    4.4375                      D

Common Stock               3/25/97             P             10,000     A    4.50                        D

Common Stock               3/26/97             P             24,500     A    4.00                        D

Common Stock               3/26/97             P              5,000     A    4.00                        D

Common Stock               3/31/97             P             10,000     A    4.00                        D

Common Stock               3/31/97             P              5,000     A    4.125     2,839,500         D

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Reminder:  Report  on  a  separate  line  for  each  class of securities beneficially owned directly or indirectly. (Print or Type Response)

FORM  4 (CONTINUED)TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF
                              OR BENEFICIALLY OWNED (E.G., PUTS, CALLS,
                              WARRANTS, OPTIONS, CONVERTIBLE
                              SECURITIES)



1. Title of        2.   Conversion or     3. Transaction     4.Transaction     5. Number of        6.Date
   Derivate             Exercise Price       Date              Code               Derivative         Exercisable
   Security             of Derivative        (Month/                              Securities         and Expiration
   (Instr.3)            Security             Day/Year)                            Acquired (A)       Date
                                                                                  or Disposed
                                                                                  (D) (Instr.3,      (Month/Day/Year)
                                                                                  4 and 5)

                                                                Code    V         (A)      (D)       Date          Expiration
                                                                                                     Exercisable   Date




7.Title and Amount of       8.Price of           9.Number of            10.Ownership        11.Nature
  Underlying Securities       Derivative           Derivative              Form of             of
  (Instr. 3 and 4)            Security             Securities              Derivative          Indirect
                              (Instr. 5)           Beneficially            Security:           Beneficial
                                                   Owned at End            Direct (D)          Ownership
                                                   of Month                or                 (Instr.4)
                                                   (Instr.4)               Indirect (I)
                                                                           (Instr.4)
  Title        Amount or
               Number of
               Shares






Explanation of Responses:


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, SEE Instruction 6 for procedure.

       CRAMER PARTNERS, L.P.

        /s/ James J. Cramer                                 4/10/97
-----------------------------------------------        ------------------
   **Signature of Reporting Person                            Date


Name:  James J. Cramer
Title: President